Pippy Sips LLC

Unaudited Financial Statements For The Years Ended December 31, 2018 and 2017

October 17, 2019

BALANCE SHEET

	Dec. 31, 2018	Dec. 31, 2017
Assets		
Assets, current:		
Cash and cash equivalents	$6,079	$3,406
Accounts Receivable	-	-
Inventory	-	-
Other Current Assets	-	-
Total Current Assets	6,079	3,406
Deposits	-	-
Other intangible assets	3,640	-
Total assets	$9,719	$3,406
Liabilities and Stockholders' Equity		
Liabilities, current:		
Accounts Payable	$3,347	$ -
Accrued Expenses and other current liabilities	125	-
Unearned Income	9,945	-
Accrued compensation and benefits	-	-
Total current liabilities	13,417	-
Long-term debt	7,000	-
Total liabilities	20,417	-
Shareholders' equity:		
Owner's capital	10,762	10,017
Retained earnings (Deficit)	(21,460)	(6,611)
Total Shareholders' Equity	(10,698)	3,406
Total Liabilities and Shareholders' Equity	$9,719	$3,406

STATEMENT OF INCOME

	Fiscal Year Ended December 31,			
	2018		2017	
Net Sales	$	-	$	-
Cost of sales		-		-
Gross profit		-		-
Selling, general and administrative expenses	14,849		6,611	
Income from operations	(14,849)		(6,611)	
Other income		- #		-
Other expenses		-		-
Income before income taxes	(14,849)		(6,611)	
Income tax expense		-		-
	$		$	
Net income	(14,849)		(6,611)	

STATEMENT OF CASH FLOWS

	Fiscal Year Ended December 31,	
	2018	2017
Cash flows from operating activities:		
	$	$
Net income	(14,849)	(6,611)
Changes in assets and liabilities		
Payable, accrued expenses and other liabilities	3,472	-
Net cash provided by operating activities	3,472	-
Cash flows from investing activities:		
Cash paid for patent	(3,640)	-
Net cash flows used in investing activities:	(3,640)	-
Cash flows from financing activities:		
Investments from Owners	745	10,017
Proceeds from long-term debt	7,000	-
Proceeds from crowdfunding	9,945	-
Net cash used in financing activities	17,690	10,017
Increase (decrease) in cash and cash equivalents	17,522	10,017
Cash and cash equivalents at beginning of period	$ 3,406	$ -
Cash and cash equivalents at end of period	$ 6,079	$ 3,406

PIPPY SIPS LLC
NOTES TO FINANCIAL STATEMENTS

1. Nature of Business

Pippy Sips LLC is a limited liability company formed under the laws of the State of Pennsylvania. The company's purpose is to design and sell a breastmilk storage device with built-in thermometer and cooling system.

The company intends to look for equity investments in 2019 in order to raise the necessary capital to fund the product's production.

2. Cash and cash equivalents

Cash equivalents represent current cash available to spend; all of which is held at a federally insured bank.

3. Intangible Assets

Intangible assets represent the current costs associated with filing of patents.

4. Research and development expense

Expenditures for research activities relating to product design, development and improvement are charged to expense as incurred and included in our statement of income in SG&A. We incurred total research and development expenses of $6,500 and $11,151 during fiscal 2017 and 2018, respectively.

5. Unearned Income

Current unearned income consists of $1,040 worth of customer deposits on products as well as $8,905 received in an initial round of crowdfunding. The crowdfunding has not been recognized as it is contingent upon the production of the product.

6. Long-term Debt

Long-term debt consists of three separate notes all with terms of 6% interest over 2 years. The first two notes were received in May of 2018 for $3,000 & $2,000, respectively, and the third note was received in August of 2018 for $2,000.

7. Owner's Capital

The owner's capital includes the total funds invested by the company's sole owners, Amber L. Venti & Joseph A. Venti. They currently own 100% of Pippy Sips LLC.

8. Subsequent Events

Production of the company's product, Maia, is scheduled to take place in November of 2019.